UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended: October 11, 2002

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-23214.

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAMSONITE EMPLOYEE SAVINGS TRUST
TUCSON UNION

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAMSONITE CORPORATION
11200 EAST 45TH AVENUE
DENVER, COLORADO 80239

EXPLANATORY NOTE

This will be the final 11K filing for the Samsonite Employee Savings Trust - Tucson Union as the plan is being terminated.

Samsonite

Employee Savings Trust

Tucson Union

Financial Statements and Schedule
Period Ending October 11, 2002 and the
Year Ending December 31, 2001
(Unaudited)

Samsonite
Employee Savings Trust
Tucson Union

Table of Contents

Financial Statements (Unaudited)

Statements of Net Assets Available for Benefits -
October 11, 2002 and December 31, 2001

Statements of Changes in Net Assets Available for Benefits -
Period from January 1, 2002 through October 11, 2002

Notes to Financial Statements

Signature page

Samsonite
Employee Savings Trust
Tucson Union

Statements of Net Assets Available for Benefits

(Unaudited)

	October 11, 2002	December 31, 2001

Assets:

Investments, at fair value (Note 3):

Unallocated Income Contracts	$0	8
Pooled Separate Accounts	0	2,932
Samsonite common stock	0	9

Total investments	0	2,949

Net assets available for benefits	$0	2,949

See accompanying notes to financial statements.

Samsonite
Employee Savings Trust
Tucson Union

Statements of Changes in Net Assets Available for Benefits

(Unaudited)

Period from January 1, 2002 through October 11, 2002

Additions :
Interest and dividend income	$1
Net realized and unrealized depreciation of investments	68
Total additions	69
Deductions:
Benefits and distributions	(2,999)
Forfeitures	(9)
Administrative expenses	(10)
Total deductions	(3,018)
Net increase (decrease)	(2,949)
Net assets available for benefits, beginning of year	2,949
Net assets available for benefits, end of year	$0

See accompanying notes to financial statements.

Samsonite
Employee Savings Trust
Tucson Union

Notes to Financial Statement (Unaudited)

1. Description of the Plan

The following description of the Samsonite Employee Savings Trust Tucson Union (the “Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) retirement plan covering substantially all employees of Samsonite Corporation and its subsidiaries (the Company), the Plan Sponsor, who are members of the Local Union No. 104.  CIGNA Retirement and Investment Services (CIGNA) is the record keeper of the Plan.  Connecticut General Life Insurance Company is custodian of the plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

The Plan was amended effective January 1, 2002 to allow participants to contribute up to 30% of compensation as defined.  Eligible employees of the Company may participate in the Plan as of the first day of the month following their date of hire.

Contributions

Plan participants may contribute to the Plan up to 30% of their compensation, as defined.  As of May 1, 1999, the Company began making matching contributions of 35% of the first 6% of participant contributions.  Prior to this date the Company did not make matching contributions, as such contributions are not required by the Plan agreement.  For the year ended December 31, 2002, the first $11,000 of an employee’s contribution is on a before-tax basis; contributions in excess of $11,000 are on an after-tax basis.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings and losses.  Plan earnings and losses are allocated to individuals’ accounts based on each participant’s account balance in their respective investment options selected.

Vesting

Participants’ contributions to the Plan and earnings thereon are 100% vested.  Participants become vested in the Company’s matching contributions and related earnings based on years of service as follows:

Years of Service	Vested Percentage
Less than two	0%
Two	25%
Three	50%
Four	75%
Five	100%

Participants’ accounts become fully vested upon death, total disability, reaching normal retirement age, or termination of the Plan.  Forfeited Company contributions are used to reduce Company matching contributions and/or administrative expenses.  There was $9 in forfeitures in 2002 and none in 2001.

Payment of Benefits

Upon termination of service due to death, disability or retirement, or upon reaching age 59-1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over the participant’s life expectancy.

Participant Loans

Participants may borrow from their contribution fund account a maximum amount equal to the lesser of $50,000 or 50% of their account balance.  Loan transactions are treated as transfers between the investment funds and the Participant Loans fund.  Loan terms range from one to five years or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account.  There were no loans outstanding at October 11, 2002.

Plan Termination

The Company has the right to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants would become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.  The Plan is being terminated.  The assets of the Plan have been distributed to the participants.

Administrative Expenses

Most administrative expenses of the Plan are paid by the Plan. In addition, the Company has provided certain services to and paid certain expenses of the Plan without reimbursement.

Tax Status

The Company received a favorable determination letter dated August 25, 1995, in which the Internal Revenue Service states that the Plan, as then designed, is in compliance with the applicable requirements of the IRC and was exempt from federal income taxes.

2. Summary of Significant Accounting Policies and Practices	Basis of Accounting The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

Mutual funds and the value of Samsonite common stock are determined by quoted market prices.  Participant loans are valued at cost, which approximates fair value.  Purchases and sales of securities are recorded as of the trade date.  Interest is recognized as earned.

	Use of Estimates

Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and additions and deductions to net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles.  Actual results could differ significantly from those estimates.

	Payment of Benefits

	Benefits are recorded when paid.

3. Investments

Participants may direct contributions, in multiples of 1% increments, to various investment options, provided by the trustee and Samsonite Common Stock, which is comprised of shares of the Company’s common stock and a short-term cash component to provide liquidity for daily trading.

	The fair value of investments that individually represent 5% or more of the Plan’s net assets available for benefits are as follows:

		October 11, 2002	December 31, 2001
	Fidelity Equity Income II Account	$0	$1,584
	Fidelity Contra Fund Account	0	1,348

	During 2002, the Plan’s investments including investments bought, sold and held during the year appreciated in value by $68.

	Period ended October 11, 2002		Year ended December 31, 2001
	Net Change in Fair Value
	Mutual funds	$68	$(316)
		$68	(316)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Samsonite Corporation Employee Savings Trust

Date: June 19, 2003	By:	/s/ Richard H. Wiley
Richard H. Wiley
Samsonite Corporation
Chief Financial Officer, Treasurer and Secretary